January 8, 2008
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment Letter Dated December 17, 2007 With Regard to the Annual Report on Form 10-K of Entertainment Properties Trust
for the Year Ended December 31, 2006, as filed on February 28, 2007, Commission File No. 001-13561
Ladies and Gentlemen:
We have received from Ms. Linda van Doorn, Senior Assistant Chief Accountant, a comment letter dated December 17, 2007 with regard to our annual report on Form 10-K for the year ended December 31, 2006.
Our response was requested within 10 business days. In light of the holidays and vacation schedules, Mr. Wilson K. Lee was kind enough to grant us an extension until January 11, 2008 to provide this response.
The issues addressed by the comment letter along with our responses to these issues are listed below.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Capital Structure and Coverage Ratios, pages 38 – 40
SEC Comment:
1.	We note you have presented net cash provided by operating activities within your presentation of Non-GAAP liquidity ratios. Tell us and clarify in future filings, what consideration was given to also presenting net cash provided by investing and financing activities. Reference is made to Question 12 of the Frequently Asked Questions Regarding the use of Non-GAAP Measures issued by the Commission.

Company Response:
1.	The purpose of disclosing the Non-GAAP coverage ratios is to illustrate the extent to which our operations, measured by the “Interest coverage amount,” are able to meet various coverage requirements as measured by the various ratio denominators (i.e. interest, fixed charges and debt service). Since the Interest coverage amount is directly comparable to the GAAP financial measure, “Net Cash Provided by Operating Activities,” we provided a reconciliation to this GAAP financial measure pursuant to Regulation S-K Item 10(e)(1)(i).

You referred us to Question 12 of the Frequently Asked Questions Regarding the use of Non-GAAP Measures (June 13, 2003) which states that the three major categories of the statement of cash flows should be presented when a non-GAAP liquidity measure is presented.

In future filings, we will explicitly mention each of the three major categories of the statement of cash flows and that the coverage ratios should not be considered an alternative to any GAAP liquidity measures.
Financial Statements and Notes
Note 2 — Summary of Significant Accounting Policies
Concentrations of Risk, pages 57 – 58
SEC Comment:
2.	We note American Multi-Cinema, Inc. (AMC) is the lessee of a substantial portion of your megaplex theatre rental properties and that AMC’s parent has publicly held debt and therefore its consolidated financial information is publicly available. Tell us and clarify in future filings what consideration was given to also providing summarized financial information for AMC in your footnote disclosures.
Company Response:
2.	As discussed in Note 2, a substantial portion of our rental revenues result from the rental payments by American Multi-Cinema, Inc. (AMC), or its parent, AMC Entertainment, Inc. (AMCE), as the guarantor of AMC’s obligations under the leases. Pursuant to the guidance found in the SEC Staff Training Manual Topic 2 — Section II B, summary financial data should be provided for AMCE since they are a public company currently filing reports with the Commission.

In future filings, we will provide summarized financial information for AMCE in the concentrations of risk section of the above referenced note. In our Form 10-K for the year ended December 31, 2007 we will expand our disclosure as follows:

“AMCE had total assets of $4.1 billion and $4.4 billion, total liabilities of $2.7 billion and $3.2 billion and total stockholder’s equity of $1.4 billion and $1.2 billion at March 29, 2007 and March 30, 2006, respectively. AMCE had net earnings of $134.1 million for the fifty-two weeks ended March 29, 2007 and net loss of $190.9 million for the fifty-two weeks ended March 30, 2006. AMCE’s net loss from its inception date of July 16, 2004 to March 31, 2005 was $34.8 million. In addition, AMCE had net earnings of $59.0 million for the twenty-six weeks ended September 27, 2007.(1) AMCE has publicly held debt and accordingly, its filings with the Securities and Exchange Commission are publicly available.”
(1)	The most recent available interim period will be provided in our Form 10-K for the year ended December 31, 2007.
Certifications
SEC Comment:
3.	We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Some of the discrepancies include replacing the word “report” with “annual report” and not identifying the certifying individual in the first line. Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.
Company Response:
3.	We confirm that in future filings we will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.
We are responsible for the adequacy and accuracy of the disclosure in our filings and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. Additionally, we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
ENTERTAINMENT PROPERTIES TRUST

By:	/s/ Mark A. Peterson Mark A. Peterson Vice President, Chief Financial Officer and Treasurer